Exhibit 99.77C

SUB-ITEM 77C: Submission of matters to a vote of security holders

On August 14th, 2012 the Board of Trustees of Professionally Managed Portfolios voted to approve an Agreement and Plan of Reorganization whereby the Perkins Discovery Fund would reorganize out of the Trust and into a newly created series of the same name of the World Funds Trust (the “Reorganization”). At a special meeting of the shareholders held on October 12, 2012, shareholders approved the reorganization of the Fund based on the following results:

Total outstanding shares:	430,014
Total shares voted:	234,386
For:	221,596
Against:	11,927
Abstain:	863